August 31, 2020

QTA: TSX VENTURE

QTRRF: OTCQX International

NR-7-20

QUATERRA ANNOUNCES CONVERSION OF CONVERTIBLE
DEBENTURES AND REPAYMENT OF PRINCIPAL

VANCOUVER, B.C. - Quaterra Resources Inc. (the "Company") today announced that it has repaid a principal amount of C$400,000, plus C$99,233 in interest in terms of a secured 10% convertible debenture of the Company issued on August 28, 2018. The Company has also issued 1,000,00 units pursuant to conversions of an aggregate principal amount of C$100,000 at C$0.10 per unit, with each unit consisting of a share and a warrant. Each warrant can be exercised to acquire a share at C$0.065 until August 28, 2022.

Convertible debentures were originally issued in August and September 2018 in a private placement for gross proceeds of US$550,000 and C$550,000. In August 2019, the Company announced it had issued 11,769,230 units pursuant to conversions of the convertible debentures having an aggregate principal amount of US$550,000 and C$50,000. Each unit consisted of a share and a share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at US$0.05 or C$0.065 and expires four years from the date of the convertible debentures were issued.

There are now no convertible debentures remaining.

For more information please contact:

Arie Page, Assistant to the Corporate Secretary
Phone: 604-641-2777; Fax: 604-641-2740; Toll free: 1-855-681-9059
Email: apage@mnxltd.com

Gerald Prosalendis, President & CEO
Quaterra Resources Inc.
250-940-3581

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.